Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129842

PROSPECTUS SUPPLEMENT NO.5

To Prospectus dated May 12, 2009

Computer Software Innovations, Inc.

13,252,672 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 12, 2009, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 13,252,672 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K dated December 15, 2009 filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2009.

The information contained in the report included in this Prospectus Supplement is dated as of the date set forth in such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 12, 2009, as supplemented on September 25, 2009, August 14, 2009, May 20, 2009 and November 19, 2009, which Prospectus Supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 12, 2009, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is December 23, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 15, 2009

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On December 21, 2009, Computer Software Innovations, Inc. (the “Company”) and RBC Bank (USA) (“the Bank”) entered into a modification (the “Modification”) of the Company’s $7,000,000 revolving credit facility (the “Credit Facility”). Among other things, the Modification extends the maturity date of the Credit Facility from June 30, 2010 to August 31, 2011. Going forward the interest rate of LIBOR plus 250 basis points will be subject to a floor of three percent (3%) per annum. The Modification also adds an unused facility fee equal to one quarter percent (0.25%) of the average daily unused revolving facility.

The Modification is filed as Exhibit 10.1 and incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 above is incorporated herein by reference.

The Credit Facility is a facility under which we may borrow, repay and then re-borrow. Advances and repayments occur daily under the Credit Facility, reflecting cash receipts and the Company’s working capital needs. Set forth below is the outstanding balance as of specific dates through December 21, 2009. The balances presented reflect aggregate advances and pay downs which the Company deems material, or significant. Such information through November 12, 2009 was previously disclosed in our Form 10-Q filed with the SEC on November 16, 2009.

(Amounts in thousands)

Date	Loan Balance

August 12, 2009	$1,747

August 17, 2009	2,394

August 25, 2009	1,768

August 28, 2009	2,467

September 4, 2009	2,244

September 14, 2009	4,074

September 22, 2009	3,065

September 28, 2009	3,948

September 29, 2009	2,447

October 2, 2009	2,514

October 6, 2009	1,981

October 9, 2009	2,856

October 15, 2009	2,506

October 20, 2009	1,595

October 23, 2009	2,135

October 27, 2009	1,804

October 30, 2009	2,294

November 3, 2009	2,742

November 6, 2009	3,208

November 9, 2009	3,492

November 12, 2009	2,718

December 21, 2009	1,581

Item 8.01.	Other Events.

On December 15, 2009, the Company issued a press release announcing an agreement with Microsoft to include Microsoft Live@edu education services as part of its CSI@K12 solution. A copy of the press release is filed herewith as Exhibit 99.1. Such exhibit is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Description

10.1*	Modification Agreement between the Company and RBC Bank (USA) dated December 21, 2009

99.1*	Press Release dated December 15, 2009

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/S/ DAVID B. DECHANT
David B. Dechant
Chief Financial Officer

Dated: December 23, 2009

EXHIBIT INDEX

Exhibit Number	Description

10.1*	Modification Agreement between the Company and RBC Bank (USA) dated December 21, 2009

99.1*	Press Release dated December 15, 2009

*	Filed herewith.

Exhibit 10.1

Return to:

Erika B. Newsom, Esq.

Smith Moore Leatherwood, LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

                                                                           Space Above Line for Processing Data

RBC Bank (USA)	Modification Agreement (Cover Page)

Prepared by: Erika B. Newsom, Esq. Smith Moore Leatherwood, LLP 300 E. McBee Avenue, Suite 500 Greenville, South Carolina 29601

State of South Carolina	County of Greenville

From:	COMPUTER SOFTWARE INNOVATIONS, INC., a Delaware corporation (“Borrower”), with a business/mailing address of 900 East Main Street, Suite T, Easley, South Carolina 29640.

To:	RBC BANK (USA) (“Bank”), with a business address of 134 N. Church Street, Rocky Mount, North Carolina 27804 and a mailing address of Post Office Box 1220, Rocky Mount, North Carolina 27802-1220, which mailing address is the place to which all notices and communications should be sent to Bank regarding this Modification Agreement.

Date:	December 21, 2009

Cross Reference to Recorded Documents Modified:	N/A

Original Principal Debt:	$7,000,000.00

Current Principal Debt:	$1,357,000.00

Customer No.

Loan No.

RBC Bank (USA)	MODIFICATION AGREEMENT

THIS MODIFICATION AGREEMENT (“Modification Agreement”), entered into as of December 21, 2009, by COMPUTER SOFTWARE INNOVATIONS, INC. (“Borrower”) with a mailing address of 900 East Main Street, Suite T, Easley, South Carolina 29640, and RBC BANK (USA) (“Bank”), with a mailing address of Post Office Box 1220, Rocky Mount, North Carolina 27802-1220.

A.	Borrower has made and issued to Bank a promissory note (the “Note”) in the original principal amount and dated as indicated on Attachment 1 attached hereto.

B.	As indicated on Attachment 1, the Note is secured and the security for each is set forth in that certain Second Amended and Restated Loan and Security Agreement dated September 14, 2007 by and between Borrower and Bank (the “Loan and Security Agreement”).

C.	The Note, the Loan and Security Agreement and any security documents described on Attachment 1 and any other loan and security documents that are outstanding with respect to the extension of credit evidenced by the Note, even if not listed on Attachment 1, are hereinafter collectively referred to as the “Contract” and the Contract is hereby incorporated herein as a part of this Modification Agreement.

D.	Bank and Borrower mutually desire to modify the provisions of the Contract in the manner hereinafter set out, it being specifically understood and agreed that, except as herein modified, the terms and provisions of the Contract and the individual instruments, documents and agreements that make up the Contract shall remain unchanged and the Contract, as herein modified, shall continue in full force and effect as therein and herein written.

NOW, THEREFORE, Bank and Borrower, in consideration of the premises and the sum of One Dollar ($1.00) to each in hand paid by the other, receipt and sufficiency of which are hereby acknowledged by each, do hereby agree as follows:

Section 1. Modification. The Contract as it relates to the Note and the Loan and Security Agreement shall be, and the same is, modified in the manner set forth in Attachment 2.

Section 2. Effect of Modification. Nothing contained in this Modification Agreement shall in any way impair the security now held for the indebtedness evidenced by the Contract or the lien priority thereof, nor waive, annul, vary or affect any provision, condition, covenant and agreement contained in the Contract, nor affect or impair any rights, powers and remedies under the Contract, except as herein specifically modified to do any one or more of the foregoing. If any provision in this Modification Agreement shall be interpreted or applied by a court or other tribunal with personal and subject matter jurisdiction over the parties hereto and the Contract, as modified, so as to impair the security now held for the indebtedness or lien priority thereof, or do any one or more of any of the foregoing, such provision shall be ineffective to the extent it causes an impairment of such security or the lien priority thereof or causes any of such other consequences, or the application thereof shall be in a manner and to an extent which does not impair such security or the lien priority thereof, or result in the occurrence of any of the other consequences. This Modification Agreement does not extend the expiration dates or enlarge the terms of any property, physical damage, credit and any other insurance written in connection with or financed by said Contract.

Section 3. Financing Statements. Borrower irrevocably authorizes Bank to file such financing statements as may be necessary to protect, in Bank’s opinion, Bank’s security interests and liens and, to the extent Bank deems necessary or appropriate, to sign the name of Borrower with the same force and effect as if signed by Borrower and to make public in financing statements and other public filings such information regarding Borrower as Bank deems necessary or appropriate, including, without limitation, federal tax identification numbers, social security numbers and other identifying information.

Section 4. Credit Investigations; Bank’s Responsibilities. Bank is irrevocably authorized by Borrower to make and have made such credit investigations as it deems appropriate to evaluate Borrower’s credit, personal and financial standing and employment, and Borrower authorizes Bank to share with consumer reporting agencies and creditors its experiences with Borrower and other information in Bank’s possession relative to Borrower. Bank shall not have any obligation or responsibility to do any of the following: (1) protect and preserve any collateral and other security given or to be given in connection with the Contract, as herein modified, against the rights of third persons having an interest therein; (2) provide information to third persons relative to the Contract, as herein modified, Bank’s liens and security interests in any collateral and other security, or otherwise with respect to Borrower; and (3) subordinate its liens and security interests in any collateral and other security to the interests of any third persons or to enter into control agreements relative to such collateral and other security.

Section 5. Usury. Bank does not intend to and shall not reserve, charge and collect interest, fees and charges under the Contract, as herein modified, in excess of the maximum rates and amounts permitted by applicable law. If any interest, fees and charges are reserved, charged and collected in excess of the maximum rates and amounts, it shall be construed as a mutual mistake, appropriate adjustments shall be made by Bank and to the extent paid, the excess shall be returned to the person making such a payment.

Section 6. Documentary Stamps, etc. To the extent not prohibited by law and notwithstanding who is liable for payment of the taxes and fees, Borrower shall pay, on Bank’s demand, all intangible taxes, documentary stamp taxes, excise taxes and other similar taxes assessed, charged and required to be paid in connection with this Modification Agreement, and any future extension, renewal and modification of the Contract, or assessed, charged and required to be paid in connection with any of the loan documents which make up the Contract.

Section 7. Anti-Terrorism. Borrower represents, warrants and covenants to Bank as follows: (1) Borrower (a) is not and shall not become a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (b) does not engage in and shall not engage in any dealings or transactions prohibited by Section 2 of such executive order, and is not and shall not otherwise become associated with any such person in any manner violative of Section 2, (c) is not and shall not become a person on the list of Specially Designated Nationals and Blocked Persons, and (d) is not and shall not become subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order; (2) Borrower is and shall remain in compliance, in all material respects, with (a) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001); and (3) Borrower has not and shall not use all or any part of the extension of credit evidenced by the Note, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Section 8. Costs and Expenses. All of the costs and expenses incurred by Bank in connection with this Modification Agreement shall be paid by Borrower upon the request of and at the time of demand for payment thereof made by Bank on Borrower. As used herein, “costs and expenses” include, without limitation, reasonable attorneys’ fees and fees of legal assistants, and reasonable fees of accountants, engineers, surveyors, appraisers and other professionals or experts – and all references to attorneys’ fees or fees of legal assistants, or fees of accountants, engineers, surveyors, appraisers or other professionals or experts shall mean reasonable fees.

Section 9. Maintenance of Records. Bank is authorized to maintain, store and otherwise retain this Modification Agreement and the other documents constituting the Contract in their original, inscribed tangible forms or records thereof in an electronic medium or other non-tangible medium which permits such records to be retrieved in perceivable forms.

Section 10. Waiver of Jury Trial. Borrower, to the extent permitted by law, waives any right to a trial by jury in any action arising from or related to this Modification Agreement and waives any right to a trial by jury in any action or proceeding arising from or related to the Contract, as herein modified.

Section 11. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State whose laws govern the Contract, excepting, however, its conflict of law provisions.

Section 12. Reservation of Rights; Entire Agreement. Bank does hereby reserve all rights and remedies it may have against all parties secondarily liable for repayment of the indebtedness evidenced by the Contract. The Contract, as herein modified, contains the entire agreement of the parties and the undersigned do hereby ratify and confirm the terms of the Contract, all of which shall remain in full force and effect, as modified herein. This Modification Agreement shall be binding upon any assignee and successor in interest of the parties hereto. Borrower waives and will not assert against any transferee and assignee of Bank any claims, defenses, set-offs and rights of recoupment which Borrower could assert against Bank, except defenses which Borrower cannot waive. All references herein to the “Modification Agreement” include any supplemental agreements filed of record to reflect modifications of any of the instruments, documents and other agreements making up the Contract that are of record.

(Signatures On Next Page)

The undersigned have executed this Modification Agreement under seal as of the day and year first above stated.

BANK:

RBC BANK (USA)

/s/ Charles Arndt
Charles Arndt, Senior Vice President

COMPUTER SOFTWARE INNOVATIONS, INC.		Witness:

By:	/s/ David B. Dechant
	David B. Dechant, Chief Financial Officer	Print Name:

Attachment 1

To

Modification Agreement

1.	Describe Note (Date, Original Amount, Current Amount and all Modifications):

A.	Amended and Restated Commercial Promissory Note from Computer Software Innovations, Inc. to RBC Centura Bank (now known as RBC Bank (USA)) dated September 14, 2007 in the original principal amount of $7,000,000.00, with a current outstanding balance of $1,357,000.00, as amended by a Modification to Revolving Facility dated June 30, 2008 and as further amended by a Modification Agreement dated September 11, 2008.

2.	Describe Security Documents (Type, Date and if recorded, Recording Information):

A.	Second Amended and Restated Loan and Security Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank (now known as RBC Bank (USA)) dated September 14, 2007, as amended.

B.	UCC-1 Financing Statement, filed on January 31, 2007 in the Department of State for Delaware as No. 2007 0088061.

Attachment 2

To

Modification Agreement

The Contract shall be, and the same is, modified as follows:

1.	The maturity date stated in the Note is changed to August 31, 2011 and to the extent the maturity date is stated in any of the other individual instruments, documents and agreements that make up the Contract, the maturity date stated therein is changed to the date stated herein.

2.	The pre-default interest payable on the Note per annum will accrue at 250 basis points plus the LIBOR Base Rate, but in no event shall the pre-default interest rate be less than three percent (3%) per annum.

3.	A new Section 2.5(c) shall be added to the Loan and Security Agreement and it shall read as follows:

(c) Unused Facility Fee. Beginning January 1, 2010, Borrower shall pay to Bank quarterly, in arrears, a fee equal to 0.25% of the average daily Unused Revolving Facility. Such payments shall be delivered to Bank along with the quarterly financial statements of Borrower required under Section 6.4(a)(i) below.

4. Section 6.4 of the Loan and Security Agreement is hereby modified so that after modification, it shall read as follows:

6.4 Financial Statements; Reports; Certificates.

(a) Borrower shall deliver to Bank each and all of the financial statements, reports, certificates and other records referenced under this subsection (a) and such other statements, reports, certificates and records as Bank may reasonably request from time to time.

(i) Beginning with the quarter ended September 30, 2007, and as soon as available, but in any event within twenty (25) days after the end of each quarter, Borrower shall deliver to Bank an unaudited consolidated balance sheet and a statement of income, cash flow and retained earnings prepared in accordance with GAAP, consistently applied, covering Borrower’s consolidated operations during such period and for the corresponding quarter of the prior year, in a form acceptable to Bank.

(ii) Beginning with the fiscal year ending December 31, 2007, as soon as available, but in any event prior to May 31st, Borrower shall deliver to Bank audited consolidated financial statements of Borrower prepared in accordance with GAAP, consistently applied, by an approved CPA.

(b) Within twenty (20) days after the last day of each month so long as any amounts remain outstanding under the Revolving Facility, and within ten (10) days prior to any borrowing under the Revolving Facility, Borrower shall deliver to Bank a Borrowing Base Certificate dated and signed by a Responsible Officer, together with an Accounts Receivable aging report, each in form acceptable to Bank.

(c) Prior to April 30th of each fiscal year of Borrower, Borrower shall deliver to Bank a detailed annual budget, and Borrower shall notify Bank of each material change to or deviation from such budget within five (5) Business Days after Borrower’s board of directors has approved such change or deviation.

(d) Borrower shall provide such additional statements and information as Bank may from time to time request, in form reasonably acceptable to Bank.

5. Exhibit A to the Loan and Security Agreement is hereby modified so that after modification, the following definitions shall be added or modified, as applicable, to read as follows:

“Unused Revolving Facility” means an amount equal to the maximum amount of the Revolving Facility then in effect less the aggregate amount of Advances outstanding under the Revolving Facility and any other deductions from the Revolving Facility as provided in the Agreement.

Except as modified herein, each of the loan and security documents outstanding with respect to the extension of credit evidenced by the Note set forth on Attachment 1, remains in full force and effect and legally binding and enforceable against the Borrower.

Exhibit 99.1

CSI SIGNS AGREEMENT WITH MICROSOFT

EASLEY, SC – (MARKET WIRE) – December 15, 2009 – CSI Technology Outfitters (OTCBB: CSWI) (Computer Software Innovations, Inc.) announced today an agreement with Microsoft (NASDAQ: “MSFT”)) to include Microsoft Live@edu education services as part of its CSI@K12 solution, which will deliver a groundbreaking, enterprise-class email and collaboration solution for K-12 educational institutions. CSI Technology Outfitters CEO, Nancy Hedrick, and Kirk Gregersen, Senior Director at Microsoft announced the agreement, outlining a shared vision of robust, and regulatory compliant, enterprise-class email and collaboration offering for teachers, administrators, students and parents throughout the United States.

Under the terms of the agreement, CSI will be delivering a next generation, instructional communications management solution that addresses the key needs and requirements of the K-12 market. This new solution is powered by the Live@edu Services and SharePoint Platform, which provide an enterprise-class engine for CSI@K12 and leverages CSI’s deep experience and identity management products already available in the K-12 market. The CSI@K12 offering will be eligible for E-Rate reimbursement. The E-Rate program provides discounts to assist most schools and libraries in the United States (and U.S. territories) to obtain affordable telecommunications and Internet access.

Web based technologies are increasingly being used as a tool to enhance the education process. Teacher to student communication, group communication with and among students and parents, as well as delivering information in a broad-based, rapid fashion are all being enabled. This adoption of technology creates new and unique challenges for school systems, whose needs have evolved to be on par with other enterprise-customers for safe, secure, easily managed and regulatory-compliant environments. Limited school budgets and IT resources add to these challenges.

“School districts today are working to deliver highly collaborative learning environments,” said Hedrick. “CSI@K12 will not only help enable those environments, but give the user community an infrastructure that is available when they need it, as they need it, provide the protections and security that learners require, and enable teachers, students, and parents to enhance the complete learning experience.”

“Microsoft Live@edu services provides schools a complete set of communication and collaboration services to connect students, educators and alumni while also giving our partners the ability to build custom solutions to meet the specific needs and requirements of schools,” Gregersen added. The CSI@K12 solution is a prime example as it further extends the ability for schools to manage the learning experience securely and effectively.”

This announcement builds on the existing work both CSI and Microsoft are doing by optimizing access to enterprise class e-mail and collaboration tools. In addition to the capabilities of email and collaboration tools such as personalized email, full featured calendar services, task and contact management, anywhere access via the worldwide web, 10GB Inbox, collaborative workspaces, and integration with Microsoft Office provided by Live@edu services, CSI@K12 adds a number of important features including:

•	Meeting all regulatory compliance for CIPA/COPPA/FERPA

•	Eligible for E-Rate reimbursement

•	Inbox archiving

•	Flesh tone filtering

•	Auditable end user training for safe adoption and use

•	Simplified control and management facilities that limit needs for IT expertise

About Computer Software Innovations, Inc.

CSI provides software and technology solutions to public sector markets. The CSI 21st Century Connected School solution has established the company as a major technology provider to the southeast education market. The CSI 21st Century Connected School is a seamless integration of instruction, collaboration, and network solutions that has been a significant factor in doubling company revenue in the past two years to over $58 million and increasing education revenue contribution to approximately 90% of total revenue. The CSI solution portfolio encompasses proprietary accounting software specialized for the public sector, lesson planning and identity lifecycle management software, SharePoint development, network infrastructure and end device solutions, IP telephony and IP convergence applications, network management solutions and services, and interactive classroom technologies. More information about CSI (OTC BB:CSWI.OB—News) is available at www.csioutfitters.com.

Forward-Looking and Cautionary Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

In our most recent Form 10-K, we have included risk factors and uncertainties that might cause differences between anticipated and actual future results. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

Contacts:

Company Contact: David Dechant

Computer Software Innovations, Inc.

(864) 855-3900

ddechant@csioutfitters.com

Investor Contact: Daniel Conway

DC Consulting, LLC

(407)792-3332

Daniel@dcconsultingllc.com